SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 9, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
June 27, 2007
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH ANNOUNCES CLOSING OF SENIOR SECURED TERM LOAN
Vancouver, Canada — June 27, 2007 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced the closing of a senior secured term loan financing in the amount of US$102.6 million, generating net proceeds to Ainsworth of US$100.2 million. The loan bears interest at LIBOR plus 3.0% per annum and is secured by inventory and accounts receivable. There are no scheduled principal payments until maturity on June 26, 2014. Ainsworth intends to use the net proceeds of the financing for working capital and general corporate purposes.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE — Wednesday, August 8th, 2007
2007 2nd Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, August 8th — Ainsworth invites investors and media to listen-in to its second quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive Vice-President, Michael Ainsworth, will discuss the company’s second quarter results, which will be released at the end of the working day on Monday, August 13th, 2007.
The conference call will take place on Thursday, August 23rd, 2007 at 10:00 a.m. PDT (1:00 pm EDT).
The dial-in phone number is 1-800-926-5093, Reservation #21346394. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21346394. This recording will be available until August 30th, 2007.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca